LEADER CAPITAL HOLDINGS CORP.

Room 2708-09, Metropolis Tower

10 Metropolis Drive

Hung Hom, Hong Kong

May 5, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo and Michael Foland

Re:	Leader Capital Holdings Corp. Registration Statement on Form 10-12G File No. 000-56159

Dear Ms. Woo and Mr. Foland:

In accordance with Section 12(g)(1) of the Securities Exchange Act of 1934, as amended, Leader Capital Holdings Corp. hereby respectfully requests that the effective date of its Registration Statement on Form 10, as amended (File No. 000-56159) (the “Registration Statement”), be accelerated by the Securities and Exchange Commission to 4:00 p.m., New York City time, on May 7, 2020, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Blake Baron, Esq. of Mitchell Silberberg & Knupp LLP at (917) 546-7709.

Sincerely,

/s/ Yi-Hsiu Lin
Yi-Hsiu Lin
Chief Executive Officer